Filed Pursuant to Rule 424(b)(3) Registration No. 333-235402

PROSPECTUS

13,810,651 Shares of Common Stock

8,663,866 Shares of Common Stock by the Selling Stockholders

7,174,613 Warrants by the Selling Stockholders

BROADMARK REALTY CAPITAL INC.

This prospectus relates to the resale from time to time of (a) an aggregate 8,663,866 shares of common stock, par value $0.001 per share, of Broadmark Realty Capital Inc. (“Broadmark Realty,” “we,” “us,” or “our”), consisting of (i) 6,870,213 shares of common stock, and (ii) 1,793,653 shares of common stock issuable upon the exercise of 7,174,613 warrants to purchase one fourth (1/4th) of one share of common stock at an exercise price of $2.875 per share, and (b) 7,174,613 warrants to purchase one fourth (1/4th) of one share of common stock at an exercise price of $2.875 per share by the selling stockholders named in this prospectus. This prospectus also relates to the issuance by us of up to 13,810,651 shares of our common stock consisting of (i) 8,623,975 shares of common stock issuable upon the exercise of 34,495,900 warrants to purchase one fourth (1/4th) of one share of common stock at an exercise price of $2.875 per share, and (ii) 5,186,676 shares of common stock issuable upon the exercise of 5,186,676 warrants to purchase one share of common stock at an exercise price of $11.50 per share.

The selling stockholders will bear all commissions and discounts, if any, attributable to their respective sales of common stock and warrants.

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “BRMK.” Our warrants to purchase one fourth (1/4th) of one share of common stock at an exercise price of $2.875 per share are listed on the NYSE American under the symbol “BRMK WS.” On May 13, 2021, the closing sale price of our common stock was $10.09 and the closing sale price of the warrants was $0.1789.

We have elected to be treated as a real estate investment trust for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2019. To assist us in complying with the limitations on ownership of a REIT imposed by the Internal Revenue Code of 1986, as amended, our Charter, among other restrictions, prohibits the beneficial or constructive ownership by any person of more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock, excluding any shares that are not treated as outstanding for federal income tax purposes. Our Board of Directors, in its sole and absolute discretion, may exempt a person, prospectively or retroactively, from this ownership limit if certain conditions are satisfied. You should read the information under the section entitled “Description of Capital Stock and Warrants — Restrictions on Ownership and Transfer” in this prospectus for a description of these restrictions.

Investing in our securities involves significant risks. See “Risk Factors” beginning on page 2 of this prospectus to read about factors you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 14, 2021

i

ABOUT THIS PROSPECTUS

The rules of the SEC allow us to incorporate by reference information into this prospectus. This means that important information is contained in other documents that are considered to be a part of this prospectus. Additionally, information that we file later with the SEC will automatically update and supersede this information. You should carefully read both this prospectus and additional information that is incorporated or deemed incorporated by reference in this prospectus. See “Incorporation of Certain Information by Reference” before making an investment in our securities described in this prospectus. This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. The registration statement, including the exhibits and documents incorporated or deemed incorporated by reference in this prospectus, can be read on the SEC website.

Neither the delivery of this prospectus or any applicable prospectus supplement nor any sale made using this prospectus or any applicable prospectus supplement implies that there has been no change in our affairs or that the information in this prospectus is correct as of any date after their respective dates. You should not assume that the information included in or incorporated by reference in this prospectus or any applicable prospectus supplement prepared by us, is accurate as of any date other than the date(s) on the front covers of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

We are responsible for the information contained in or incorporated by reference in this prospectus or a prospectus supplement. We have not, and the selling stockholders have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

Except where the context requires otherwise, the terms “Broadmark Realty,” “company,” “we,” “us” and “our” refer to Broadmark Realty Capital Inc., a Maryland corporation, and its subsidiaries.

MARKET AND OTHER INDUSTRY DATA

This prospectus includes and incorporates by reference market data and industry forecasts and projections as well as our own estimates. We obtain certain market and industry data from publicly available industry publications. While this information is obtained from sources that we believe to be reliable, we do not independently verify this information and the accuracy and completeness of the information is not guaranteed. Our estimates of potential market opportunities include several key assumptions based on our industry knowledge, industry publications, third-party research and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions.

FREQUENTLY USED TERMS

Unless otherwise stated in this prospectus, or the context otherwise requires, certain capitalized terms used herein are defined as follows:

•	“BRELF II” refers to BRELF II, LLC, a Washington limited liability company.

•	“BRELF III” refers to BRELF III, LLC, a Washington limited liability company.

•	“BRELF IV” refers to BRELF IV, LLC, a Washington limited liability company.

•	“Broadmark Realty,” “company,” “we,” “us” and “our” refer to Broadmark Realty Capital Inc., a Maryland corporation, together with its consolidated subsidiaries following the Business Combination and refer to the Predecessor Company Group for periods prior to the Business Combination.

•	“BRMK Lending” refers to BRMK Lending, LLC, a wholly owned direct subsidiary of ours and a limited liability company organized under the laws of the state of Delaware.

•	“Business Combination” refers to that certain business combination contemplated by the Merger Agreement.

•	“Company Private Placement Warrants” refers to warrants to purchase one share of our common stock at an exercise price of $11.50 per share.

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.

•	“Merger Agreement” refers to the certain Agreement and Plan of Merger dated as of August 9, 2019, by and among Trinity, certain wholly owned subsidiaries thereof and the Predecessor Company Group.

•	“MgCo I” refers to Pyatt Broadmark Management, LLC, a Washington limited liability company.

•	“MgCo II” refers to Broadmark Real Estate Management II, LLC, a Washington limited liability company.

•	“MgCo III” refers to Broadmark Real Estate Management III, LLC, a Washington limited liability company.

•	“MgCo IV” refers to Broadmark Real Estate Management IV, LLC, a Washington limited liability company.

•	“PBRELF I” refers to PBRELF I, LLC, a Washington limited liability company.

•	“Predecessor Companies” refers to PBRELF I, BRELF II, BRELF III and BRELF IV.

•	“Predecessor Company Group” refers to the Predecessor Management Companies and the Predecessor Companies.

•	“Predecessor Management Companies” refers to MgCo I, MgCo II, MgCo III and MgCo IV.

•	“Public Warrants” refers to warrants to purchase one fourth (1/4th) of one share of our common stock at an exercise price of $2.875 per share.

•	“Selling Stockholders” refers to the selling stockholders named in this prospectus.

•	“Securities Act” refers to the Securities Act of 1933, as amended.

•	“Trinity” refers to Trinity Merger Corp., a Delaware corporation.

•	“Warrants” refers to warrants to purchase our common stock and includes both the Company Private Placement Warrants and the Public Warrants.

PROSPECTUS SUMMARY

Unless the context otherwise requires, references to “Broadmark Realty,” “company,” “we,” “us” and “our,” refer to Broadmark Realty Capital Inc., a Maryland corporation, together with its consolidated subsidiaries following the Business Combination and refer to the Predecessor Company Group for periods prior to the Business Combination.

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should carefully read this prospectus, any prospectus supplement or other offering material that we authorize together with the documents incorporated by reference as described under “Incorporation of Certain Information by Reference” and the additional information described under the heading “Where You Can Find More Information.”

Company Overview

We are an internally managed commercial real estate finance company that has elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. Based in Seattle, Washington, we specialize in underwriting, funding, servicing and managing a portfolio of short-term, first deed of trust loans to fund the construction and development of, or investment in, residential or commercial properties. We operate in select states that we believe to have favorable demographic trends and that provide more efficient and quicker access to collateral in the event of borrower default. In March 2020, we launched a private real estate investment trust offered to qualified purchasers that is managed by our subsidiary and that participates in our loan portfolio.

Our principal executive offices are located at 1420 Fifth Avenue, Suite 2000, Seattle, WA 98101, and our telephone number is (206) 971-0800. Our website address is www.broadmark.com. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Business Combination

On November 14, 2019, we consummated the Business Combination combining the Predecessor Company Group and Trinity. Prior to the Business Combination, Trinity was a special purpose acquisition company listed on the Nasdaq Global Market that was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. As a result of the Business Combination, our shares of common stock were listed on the New York Stock Exchange on November 15, 2019. On November 14, 2019, in connection with the Business Combination, we became a successor issuer to Trinity by operation of Rule 12g-3(a) promulgated under the Exchange Act.

RISK FACTORS

Investing in any securities offered pursuant to this prospectus and any applicable prospectus supplement involves risks. You should carefully consider the risk factors incorporated by reference from our Annual Reports on Form 10-K/A filed with the SEC on March 2, 2021, or in other reports filed with the SEC that are incorporated by reference into this prospectus supplement, as the same may be updated from time to time by our future filings with the SEC under the Exchange Act. Each of the risks described in these documents could materially and adversely affect our business, financial condition, liquidity, results of operations and prospects, and could result in a partial or complete loss of your investment.

In connection with the forward-looking statements that appear in this prospectus, you should also carefully review the cautionary statement referred to under “Cautionary Note Regarding Forward-Looking Statements” in this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we incorporate by reference contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact contained in this prospectus, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations of future operations, are forward-looking statements. Forward-looking statements reflect the company’s current views with respect to, among other things, capital resources, portfolio performance and projected results of operations. Likewise, the company’s statements regarding anticipated growth in its operations, anticipated market conditions, demographics and results of operations are forward-looking statements. In some cases, you can identify these forward-looking statements by the use of terminology such as “outlook,” “believes,” “expects,” “projects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words or phrases.

The forward-looking statements contained in this prospectus and the documents we incorporate by reference are based on the company’s current expectations and beliefs concerning future developments and their potential effects on the company. There can be no assurance that future developments affecting the company will be those that it has anticipated. Actual results may differ materially from those in the forward-looking statements. Some factors that could cause the company’s actual results to differ include, but are not limited to:

•	risks described under the heading “Risk Factors” in this prospectus and in the documents incorporated by reference in this prospectus;

•	the magnitude, duration and severity of the novel coronavirus (“COVID-19”) pandemic;

•	disruptions in our business operations, including construction lending activity, relating to COVID-19;

•	adverse impact of COVID-19 on the value of our goodwill;

•	the impact of actions taken by governments, businesses, and individuals in response to the COVID-19;

•	the current and future health and stability of the economy and residential housing market, including any extended slowdown in the real estate markets as a result of COVID-19;

•	changes in laws or regulations applicable to our business, employees, lending activities, including current and future laws, regulations and orders that limit our ability to operate in light of COVID-19;

•	defaults by borrowers in paying debt service on outstanding indebtedness;

•	the adequacy of collateral securing our loans and declines in the value of real estate property securing our loans;

•	availability of origination and acquisition opportunities acceptable to us;

•	potential mismatches in the timing of asset repayments and the maturity of the associated financing agreements;

•	increased competition from entities engaged in construction lending activities;

•	general economic uncertainty and the effect of general economic conditions on the real estate and real estate capital markets in particular;

•	general and local commercial and residential real estate property conditions;

•	changes in U.S. federal government policies;

•	changes in U.S. federal, state and local governmental laws and regulations that impact our business, assets or classification as a real estate investment trust;

•	our ability to pay, maintain or grow the dividend in the future;

•	changes in interest rates;

•	the availability of, and costs associated with, sources of liquidity;

•	the adequacy of our policies, procedures and systems for managing risks effectively;

•	the ability to manage future growth; and

•	changes in personnel and availability of qualified personnel.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

USE OF PROCEEDS

All of the shares of common stock and Warrants offered by the Selling Stockholders pursuant to this prospectus will be sold by the Selling Stockholders for their respective accounts. We will not receive any of the proceeds from these sales.

The Selling Stockholders will pay any fees, discounts, selling commissions, stock transfer taxes and legal expenses incurred by such Selling Stockholders in disposing of their shares of common stock and/or Warrants offered pursuant to this prospectus.

We will receive the proceeds from the exercises of the Warrants; provided, however, that under certain circumstances, the Warrants may be exercised on a cashless basis, in which case we will not receive any proceeds from exercises of the Warrants. For information regarding the cashless exercise of the Warrants see “Description of Capital Stock and Warrants — Warrants.”

We will not receive the proceeds from the sale of the shares of our common stock issuable upon the exercises of the Warrants. We intend to use the net proceeds received from Warrant exercises, if any, for general corporate purposes, including to fund our lending activities.

DESCRIPTION OF CAPITAL STOCK AND WARRANTS

In this section, references to “we,” “our,” and “us” refer only to Broadmark Realty Capital Inc., a Maryland corporation, and not our consolidated subsidiaries.

The following is a summary of the terms of our common stock and preferred stock, certain provisions of the Maryland General Corporation Law (the “MGCL”) and provisions of our Charter and our Bylaws containing the material terms of our common stock and preferred stock, which are qualified in their entirety by reference to the MGCL, our Charter and Bylaws. We have filed copies of our Charter and Bylaws as exhibits to the registration statement of which this prospectus forms a part.

General

We have authorized for issuance a total of 600,000,000 shares of stock, consisting of 500,000,000 shares of common stock, par value $0.001per share, and 100,000,000 shares of preferred stock, par value 0.001 per share. Our Charter authorizes our Board, with the approval of a majority of the entire Board and without any action by our stockholders, to amend our Charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series. Under Maryland law, stockholders generally are not liable for a corporation’s debts or obligations.

Common Stock

Subject to the preferential rights, if any, of holders of any other class or series of stock (including preferred stock) and to the provisions of our Charter regarding restrictions on ownership and transfer of our stock, holders of our common stock have the right to receive ratably any distributions from funds legally available therefor, when, as and if authorized by our Board and declared by us, and are entitled to share ratably in our assets legally available for distribution to the holders of common stock in the event of our liquidation, dissolution or winding up of affairs.

There generally are no redemption, sinking fund, conversion, preemptive or appraisal rights with respect to the common stock.

Subject to the provisions of our Charter regarding restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors and, except as may be provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power.

Preferred Stock

We are authorized to issue 100,000,000 shares of preferred stock. Our Board has the authority, without further action by stockholders, to authorize us to issue shares of preferred stock in one or more class or series and to fix the number of shares, preferences, conversion or other rights, voting powers (including voting rights exclusive to such class or series), restrictions (including, without limitation, restrictions on transferability), limitations as to dividends or other distributions, qualifications and terms and conditions of redemption applicable to each such class or series of preferred stock. The issuance of preferred stock could have the effect of making an attempt to gain control of us more difficult by means of a merger, tender offer, proxy contest or otherwise. The preferred stock, if issued, could have a preference on dividend payments that could affect our ability to make dividend distributions to common stockholders.

Power to Reclassify and Issue Stock

Our Board may classify any unissued shares of preferred stock, and reclassify any unissued shares of common stock or any previously classified but unissued shares of any preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority over common stock with respect to voting rights or distributions or upon liquidation, and authorize us to issue the newly classified shares. Prior to the issuance of shares of each class or series, our Board is required by the MGCL and our Charter to set, subject to the provisions of our Charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each such class or series. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law, the terms of any other class or series of our stock, or the rules of any stock exchange or automated quotation system on which our stock may be then listed or quoted.

Power to Increase or Decrease Authorized Stock and Issue Additional Shares of Common Stock and Preferred Stock

The power of our Board, without stockholder action, to increase or decrease the number of authorized shares of stock and to classify or reclassify unissued shares of common stock or our preferred stock and thereafter to cause us to issue such shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the additional shares of stock, will be available for future issuance without further action by our stockholders, unless such action is required by applicable law, the terms of any other class or series of stock, or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Our Board could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change in control of us that might involve a premium price for shares of common stock owned by our stockholders or otherwise be in their best interests.

Restrictions on Ownership and Transfer

In order to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), our shares of common stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). Our Charter contains restrictions on the ownership and transfer of our stock that are intended to assist us in complying with these requirements and qualifying as a REIT, among other reasons. The relevant sections of our Charter provide that, subject to the exceptions described below, no person or entity may actually or beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of any class or series of our capital stock, excluding any shares of capital stock that are not treated as outstanding for federal income tax purposes. This restriction is referred to herein as the “ownership limit.” A person or entity that would have acquired actual, beneficial or constructive ownership of our stock but for the application of the ownership limit or any of the other restrictions on ownership and transfer of our stock discussed below is referred to as a “prohibited owner.”

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of any class or series of our capital stock (or the acquisition of an interest in an entity that owns, actually or constructively, any class or series of our capital stock) by an individual or entity could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of such class or series of our capital stock and thereby violate the ownership limit.

Our Charter provides that our Board, subject to certain limits, upon receipt of a request that complies with the requirements of our Charter and any policy adopted by our Board, may retroactively or prospectively exempt a person from the ownership limit and establish a different limit on ownership for such person.

As a condition of the exception, our Board may require (i) such representations and/or undertakings as it may deem necessary or prudent; and (ii) an opinion of counsel or Internal Revenue Service (“IRS”) ruling, in either case in form and substance satisfactory to it, in order to protect, determine or ensure our status as a REIT. Notwithstanding the receipt of any ruling or opinion, our Board may impose such conditions or restrictions as it deems appropriate in connection with such an exception.

Our Board may increase or decrease the ownership limit of any class or series of our capital stock for one or more persons, except that a decreased ownership limit will not be effective for any person whose actual, beneficial or constructive ownership of our stock exceeds the decreased ownership limit at the time of the decrease until the person’s actual, beneficial or constructive ownership of the applicable class or series of our capital stock equals or falls below the decreased ownership limit, although any further acquisition of such class or series of our capital stock (other than by a previously exempted person) will violate the decreased ownership limit. Our Board may not increase or decrease the ownership limit if the new ownership limit would allow five or fewer persons to actually or beneficially own in the aggregate more than 49.9% in value of our outstanding stock or would cause us to be “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT.

Our Charter further prohibits any person from:

•	beneficially or constructively owning shares of our capital stock to the extent that such beneficial or constructive ownership would result in us being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of the taxable year);

•	transferring shares of our capital stock to the extent that such transfer would result in shares of our capital stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code); or

•	beneficially or constructively owning or transferring shares of our capital stock if such beneficial or constructive ownership or transfer would otherwise cause us to fail to qualify as a REIT under the Code.

Any attempted transfer of shares of our capital stock or other event which, if effective, would violate any of the restrictions described above will result in the number of shares of our capital stock causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, except that any transfer that results in the violation of the restriction relating to shares of our capital stock being beneficially owned by fewer than 100 persons will be void ab initio. In either case, the prohibited owner will not acquire any rights in those shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in the transfer to the trust. Shares held in the trust will be issued and outstanding shares. The prohibited owner will not benefit economically from ownership of any shares held in the trust, will have no rights to dividends or other distributions and will have no rights to vote or other rights attributable to the shares held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, effective as of the date the shares are transferred to the trust, the trustee will have the authority (at the trustee’s sole and absolute discretion) (i) to rescind as void any vote cast by the prohibited owner prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person, designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and to the charitable beneficiary as follows. The prohibited owner will receive the lesser of (i) the price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our Charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price per share received by the trustee (net of any commission and other expenses of sale) from the sale or other disposition of the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of dividends or other distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. Any net sale proceeds in excess of the amount payable to the prohibited owner will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares of our stock have been transferred to the trustee, the shares are sold by the prohibited owner, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the prohibited owner received an amount for the shares that exceeds the amount he, she or it was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accepts the offer, which we may reduce by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. We may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us or our designee, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner.

If a transfer to a charitable trust, as described above, would be ineffective for any reason to prevent a violation of the ownership and transfer restrictions, the transfer that would have resulted in a violation will be void ab initio, and the prohibited owner shall acquire no rights in those shares.

Any certificate representing shares of our capital stock, and any notices delivered in lieu of certificates with respect to the issuance or transfer of uncertificated shares, will (i) bear a legend referring to the restrictions described above or (ii) state that we will furnish a full statement about the above restrictions on ownership and transfer to a stockholder on request and without charge.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned shares of our capital stock that resulted in a transfer of shares to a charitable trust, is required to give written notice immediately to us or, in the case of a proposed or attempted transaction, to give at least 15 days’ prior written notice, and provide us with such other information as we may request in order to determine the effect, if any, of the transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our Board determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Every beneficial owner of 5% or more (or any lower percentage as required by the Code or the regulations promulgated thereunder) of the outstanding shares of our capital stock, within 30 days after the end of each taxable year, is required to give us written notice stating his, her or its name and address, the number of shares of each class and series of shares of our capital stock that he, she or it beneficially owns and a description of the manner in which the shares are held. Each of these owners must provide us with additional information that we may request in order to determine the effect, if any, of his, her or its beneficial ownership on our status as a REIT and to ensure compliance with the ownership limit. In addition, each stockholder (including the stockholder of record) will, upon demand, be required to provide us with information we may request in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine our compliance.

These ownership limitations could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for shares of common stock owned by our stockholders or otherwise be in the best interests of our stockholders.

Transfer Agent

The transfer agent for the common stock is American Stock Transfer & Trust Company, LLC.

Warrants

We have warrants that are listed on the NYSE American Exchange (the “Public Warrants”) and warrants that are not listed on an exchange and are not registered pursuant to Section 12 of the Exchange Act (the “Company Private Placement Warrants”). The Warrants will expire November 14, 2024, which is the date five years after the completion of our initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We may call the Warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per Warrant;

•	upon not less than 30 days’ prior written notice of redemption to each Warrant holder; and

•	if, and only if, the reported last sale price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the Warrant holders.

If and when the Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If we issue a notice of redemption of the Warrants, each Warrant holder will be entitled to exercise its Warrant prior to the scheduled redemption date.

If we call the Warrants for redemption as described above, we will have the option to require any holder that wishes to exercise its Warrant to do so on a “cashless basis.” If we take advantage of this option, all holders of Warrants would pay the exercise price by surrendering their Warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of common stock to be received upon exercise of the Warrants, including the “fair market value” in such case. If we require cashless exercise in this manner, we will not receive cash proceeds in connection with the Warrant exercises; however, the number of shares to be issued upon exercise of the Warrants would be reduced and thereby lessen the dilutive effect of a Warrant redemption.

A holder of a Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of common stock is increased by a stock dividend payable in shares of common stock, or by a split-up of shares of common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of common stock issuable on exercise of each Warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase shares of common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of common stock equal to the product of (i) the number of shares of common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for common stock) and (ii) one (1) minus the quotient of (x) the price per share of common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for common stock, in determining the price payable for common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of common stock on account of such shares of common stock (or other shares of our capital stock into which the Warrants are convertible), other than (a) as described in the preceding paragraph, (b) regular monthly, quarterly or other periodic cash dividends or cash distributions, or (c) any other cash dividend or distribution required to be paid in order for us to qualify or maintain our status as a REIT within the meaning of the Code, or otherwise avoid the imposition of U.S. federal and state income and excise taxes, so long as we qualify or are seeking to maintain our status as a REIT at the time of such cash dividend or distribution, then the Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of common stock in respect of such event.

If the number of outstanding shares of common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of common stock issuable on exercise of each Warrant will be decreased in proportion to such decrease in outstanding shares of common stock.

Whenever the number of shares of common stock purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of common stock purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of common stock (other than those described above or that solely affects the par value of such shares of common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of ours as an entirety or substantially as an entirety in connection with which we dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the shares of common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of common stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Warrant properly exercises the Warrant within thirty days following public disclosure of such transaction, the Warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the Warrant.

The Warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company and us, which was amended in connection with the completion of the Business Combination by the first amendment and the second amendment to the warrant agreement among Continental Stock Transfer & Trust Company, American Stock Transfer & Trust Company, LLC, as successor Warrant agent, and us. You should review a copy of the warrant agreement, including the first and second amendment thereto, each of which were filed as exhibits to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the Warrants.

Except as the context may otherwise require, references to the warrant agreement herein refer to the warrant agreement, as amended. The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding Warrants to make any change that adversely affects the interests of the registered holders of Warrants.

The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the Warrant agent, with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Warrants being exercised. The Warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their Warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the Warrants, each holder will be entitled to one (1) vote for each share of common stock held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of common stock to be issued to the Warrant holder.

Public Warrants

Each Public Warrant will entitle the registered holder to purchase one-fourth (1/4th) of one share of common stock at a price of $2.875, with the exercise of Public Warrants for less than a full share not permissible, subject to adjustment as described herein.

Company Private Placement Warrants

Each Company Private Placement Warrant will entitle the holder to purchase one share of common stock at a price of $11.50 per share subject to adjustments as described herein. The Company Private Placement Warrants (including the common stock issuable upon exercise of the Company Private Placement Warrants) will not be redeemable by us so long as they are held by a permitted transferee of HN Investors LLC (the” Trinity Sponsor”) or its permitted transferees. Trinity Sponsor, or its permitted transferees, has the option to exercise the Company Private Placement Warrants on a cashless basis. Except as described herein, the Company Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants. If the Company Private Placement Warrants are held by holders other than Trinity Sponsor or its permitted transferees, the Company Private Placement Warrants will be redeemable by us and exercisable by the holders on the same basis as the Public Warrants, except with respect to the number of shares of common stock for which each Company Private Placement Warrant is exercisable and the remitted exercise price, as described herein.

Trinity Sponsor has advised us that it transferred all of the Company Private Placement Warrants held by it to its members, each of whom was a permitted transferee.

Certain Provisions of the Maryland General Corporation Law and our Charter and Bylaws

Although the following summary describes certain provisions of Maryland law and the material provisions of our Charter and our Bylaws, it is not a complete description of our Charter and Bylaws. You should review copies of these documents, which are filed as exhibits to the registration statement to which this prospectus is a part.

Our Board of Directors

Our Charter and Bylaws provide that our number of directors may be established, increased or decreased only by our Board, but may not be less than the minimum number required under the MGCL, which is one, or, unless the Bylaws are amended, more than fifteen. We have elected by a provision in our Charter to be subject to a provision of Maryland law requiring that, subject to the rights of holders of one or more classes or series of preferred stock, any vacancy on our Board may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the full term of the directorship in which such vacancy occurred and until his or her successor is duly elected and qualifies.

Each member of our Board is elected by our stockholders to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Holders of shares of common stock will have no right to cumulative voting in the election of directors, and directors will be elected by a majority of the votes cast for each nominee for director (except in contested elections, in which case a plurality of the votes cast will be required for election). Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of common stock will be able to elect all of the directors.

Removal of Directors

Our Charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed from office at any time, but only for cause (as defined in our Charter), and then only by the affirmative vote of holders of shares entitled to cast at least two-thirds of all of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our Board to fill vacant directorships, may preclude stockholders from removing incumbent directors except for cause and by a substantial affirmative vote and from filling the vacancies created by such removal with their own nominees.

Resignation Policy for Directors

Each nominee for director shall be elected by a majority of the votes cast. A majority of the votes cast means the affirmative vote of a majority of the total votes cast “for” and “against” such nominee. Notwithstanding the foregoing, a nominee for director shall be elected by a plurality of the votes cast if the number of nominees exceeds the number of directors to be elected. Our Board has adopted a policy regarding the election of directors in uncontested elections. Pursuant to such policy, if an incumbent director fails to receive a majority of the votes cast in an uncontested election, he or she must offer to resign from our Board. Our Nominating and Corporate Governance Committee will consider such offer to resign, will determine whether to accept such director’s resignation and will submit such recommendation for consideration by our Board. Our Board will take formal action to determine whether to accept the resignation and we will publicly disclose, in a press release, filing with the SEC or by other public announcement (including through a posting on our website), the decision of our Board no later than 90 days following our certification of the stockholder vote.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (i.e., any person (other than the corporation or any subsidiary) who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock after the date on which the corporation had 100 or more beneficial owners of its stock, or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation after the date on which the corporation had 100 or more beneficial owners of its stock) or an affiliate of an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions it determines.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder became an interested stockholder. As permitted by the MGCL, our Board has adopted a resolution exempting any business combination between us and any other person from the provisions of this statute, provided that the business combination is first approved by a majority of our directors (including a majority of directors who are not affiliates or associates of such persons). However, our Board may repeal or modify this resolution at any time in the future, in which case the applicable provisions of this statute will become applicable to business combinations between us and interested stockholders.

Control Share Acquisitions

The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to those shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by stockholders entitled to vote generally in the election of directors, excluding votes cast by (1) the person who makes or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-tenth or more but less than one-third, (2) one-third or more but less than a majority or (3) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or, if a meeting of stockholders is held at which the voting rights of such shares is considered and not approved, as of the date of such meeting. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to, among other things, (1) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) acquisitions approved or exempted by the charter or the bylaws of the corporation.

Our Bylaws contain a provision exempting from the control share acquisition statute any acquisition by any person of shares of our capital stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future by our Board.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL (“Subtitle 8”) permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in such corporation’s charter or bylaws or a resolution of its board of directors, without stockholder approval, and notwithstanding any contrary provision in such corporation’s charter or bylaws, to any or all of five provisions of the MGCL which provide, respectively, that:

•	the corporation’s board of directors will be divided into three classes;

•	the affirmative vote of two-thirds of the votes entitled to be cast in the election of directors generally is required to remove a director;

•	the number of directors may be fixed only by vote of the directors;

•	a vacancy on the board of directors may be filled only by the remaining directors and that directors elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	the request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting is required for the calling of a special meeting of stockholders.

We have elected in our Charter to be subject to the provision of Subtitle 8 providing that vacancies on our board may be filled only by the remaining directors, even if such remaining directors do not constitute a quorum. We have not elected to be subject to any of the other provisions of Subtitle 8, including the provisions that would permit us to classify our Board without stockholder approval. Moreover, our Charter provides that we may not elect to classify our Board through the provisions of Subtitle 8 without the affirmative vote of a majority of the votes cast on the matter by our stockholders entitled to vote generally in the election of directors. In addition, without having elected to be subject to Subtitle 8, our Charter and Bylaws already (1) require the affirmative vote of holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast generally in the election of directors to remove a director from our Board, (2) vest in our Board the exclusive power to fix the number of directors and (3) require, unless called by the Chairman of our Board, the President, the Chief Executive Officer or our Board, the request of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting to call a special meeting of stockholders. Our Board is not currently classified.

Meetings of Stockholders

Pursuant to our Bylaws, an annual meeting of our stockholders for the purpose of the election of directors and the transaction of any business as may properly be brought before the meeting will be held on a date and at the time and place set by our Board. Each of our directors is elected by our stockholders to serve until the next annual meeting following his or her election and until his or her successor is duly elected and qualifies under Maryland law. In addition, the Chairman of our Board, the President, the Chief Executive Officer or our Board may call a special meeting of our stockholders. Subject to the provisions of the Bylaws, a special meeting of our stockholders to act on any matter that may properly be considered by them will also be called by our Secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting on such matter, accompanied by the information required by our Bylaws. Our Secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including any proxy materials), and the requesting stockholder(s) must pay such estimated cost before our Secretary may prepare and mail the notice of the special meeting.

Amendments to the Charter and the Bylaws

Under the MGCL, a Maryland corporation generally cannot amend its charter unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Except for certain provisions related to the removal of directors and the vote required to amend those provisions (which must be declared advisable by our Board and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast on the matter), our Charter generally may be amended only if the amendment is declared advisable by our Board and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Our Board, with the approval of a majority of our entire Board, and without any action by the stockholders, may also amend our Charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series we are authorized to issue. Our Board may also amend our Charter to change our name or make certain other ministerial changes without stockholder approval.

Our Board has the exclusive power to adopt, amend or repeal any provision of our Bylaws and to make new bylaws.

Extraordinary Transactions

Under the MGCL, a Maryland corporation generally cannot dissolve, merge, convert, transfer all or substantially all of its assets, engage in a statutory share exchange or engage in similar transactions outside the ordinary course of business unless declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. As permitted by the MGCL, our Charter provides that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

No Appraisal Rights

Our Charter provides that our stockholders generally will not be entitled to exercise statutory appraisal rights.

Advance Notice of Director Nominations and New Business

Our Bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our Board and the proposal of other business to be considered by the stockholders at an annual meeting of stockholders may be made only (1) pursuant to a notice of the meeting, (2) by or at the direction of our Board or (3) by a stockholder who was a stockholder of record at the record date for the meeting, at the time of giving of notice and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting on the election of each individual so nominated or such other business and who has complied with the advance notice procedures set forth in our Bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee or business proposal, as applicable. To be timely, such notice shall be delivered to our Secretary at our principal executive office not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year’s annual meeting.

With respect to special meetings of stockholders, only the business specified in the notice of the meeting may be brought before the meeting. Nominations of individuals for election to our Board may be made at a special meeting of stockholders at which directors are to be elected only (1) by or at the direction of our Board or (2) provided that the special meeting has been properly called by our Board or a duly authorized officer in accordance with the Bylaws for the purpose of electing directors, by a stockholder who was a stockholder of record at the record date for the meeting, at the time of giving of notice and at the time of the meeting (or any postponement or adjournment thereof), who is entitled to vote at the meeting on the election of each individual so nominated and who has complied with the advance notice provisions set forth in the Bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee.

Anti-Takeover Effect of Certain Provisions of Maryland Law and Our Charter and Bylaws

Our Charter and Bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control of us or other transaction that might involve a premium price for holders of shares of common stock owned by our stockholders or otherwise be in the best interests of our stockholders, including:

•	supermajority vote and cause requirements for removal of directors;

•	the requirement that stockholders holding at least a majority of the outstanding shares of common stock must act together to make a written request before our stockholders can require us to call a special meeting of stockholders;

•	provisions requiring that vacancies on our Board may be filled only by the remaining directors for the full term of the directorship in which the vacancy occurred;

•	the power of our Board, without stockholder approval, to increase or decrease the aggregate number of authorized shares of stock or the number of shares of any class or series of stock;

•	the exclusive power of our Board to amend our Bylaws;

•	the power of our Board to cause us to issue additional shares of stock of any class or series and to fix the terms of one or more classes or series of stock without stockholder approval;

•	the restrictions on ownership and transfer of our capital stock; and

•	advance notice requirements for director nominations and stockholder proposals.

Likewise, if the resolution opting out of the business combination provisions of the MGCL is repealed, or the business combination is not approved by our Board, or the provision in our Bylaws opting out of the control share acquisition provisions of the MGCL was rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Exclusive Forum

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, will be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, (b) any derivative action or proceeding brought on our behalf (other than actions arising under federal securities laws), (c) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (d) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our Charter or our Bylaws or (e) any other action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. This provision does not cover claims made by stockholders pursuant to the securities laws of the United States, or any rules or regulations promulgated thereunder.

Limitation of Liability and Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our Charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a corporation (unless its charter provides otherwise, which our Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to or in which they may be made, or threatened to be made, a party or witness by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received. Nevertheless, a court may order indemnification in either case if it determines that the director or officer is fairly and reasonably entitled to indemnification, but only for expenses. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon its receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our Charter obligates us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of such a proceeding to:

•	any of our present or former director or officer who is made, or threatened to be made, a party to, or witness in, the proceeding by reason of his or her service in that capacity; or

•	any individual who, while our director or officer and at our request, serves or has served as a director, officer, trustee, member, manager or partner of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Our Charter also permits us, with the approval of our Board, to indemnify and advance expenses to any individual who served as our predecessor in any of the capacities described above and to any employee or agent of ours or any of our predecessors.

We have entered into indemnification agreements with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law.

REIT Qualification

Our Charter provides that our Board may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

SELLING STOCKHOLDERS

This prospectus relates to the resale from time to time of (a) an aggregate of 8,663,866 shares of our common stock, consisting of (i) 6,870,213 shares of our common stock and (ii) 1,793,653 shares of our common stock issuable upon the exercise of 7,174,613 Public Warrants held by the Selling Stockholders, and (b) 7,174,613 Public Warrants by the Selling Stockholders. The Selling Stockholders may from time to time offer and sell any or all of the shares of our common stock and Public Warrants held by them and offered pursuant to this prospectus. When we refer to the “Selling Stockholders” in this prospectus, we mean the persons listed in the table below until such persons dispose of the shares of common stock or Public Warrants identified below.

We cannot advise you as to whether the Selling Stockholders will in fact sell any or all of such shares of our common stock and/or Public Warrants held by them. Because each Selling Stockholder may dispose of all, none or some portion of the Selling Stockholder’s securities, no estimate can be given as to the number of securities that will be beneficially owned by a Selling Stockholder upon termination of this offering. In addition, the Selling Stockholders may have sold, transferred or otherwise disposed of their securities after the date on which the information in the table is presented. The Selling Stockholders are not obligated to sell any of the shares of common stock offered by this prospectus.

The following table sets forth, as of the date of this prospectus, the names of each Selling Stockholder, the number of shares of common stock beneficially owned by each Selling Stockholder and the aggregate number of shares of common stock and Public Warrants that the Selling Stockholders may offer pursuant to this prospectus We have prepared the table and the related notes based on information supplied to us by the Selling Stockholders and such information is as of May 5, 2021 (except as otherwise noted). We have not sought to verify such information. The percent of beneficial ownership of our common stock is based on 132,573,178 shares of our common stock issued and outstanding as of May 5, 2021.

	Before the Offering							After the Offering
Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned		Percentage of Outstanding Shares of Common Stock	Number of Warrants	Number of Shares of Common Stock Being Offered		Number of Warrants Being Offered	Number of Shares of Common Stock Beneficially Owned	Percentage of Outstanding Shares of Common Stock	Number of Warrants
Farallon Capital (AM) Investors, L.P.	238,326	(1)(7)	*	197,300	238,326	(1)(7)	197,300	-	*	-
Farallon Capital Institutional Partners II, L.P.	692,961	(2)(7)	*	573,969	692,961	(2)	573,969	-	*	-
Farallon Capital Institutional Partners, III, L.P.	454,734	(3)(7)	*	376,668	454,734	(3)(7)	376,668	-	*	-
Four Crossings Institutional Partners V, L.P.	649,820	(4)	*	538,096	649,820	(4)(7)	538,096	-	*	-
Farallon Capital Institutional Partners, L.P.	3,747,476	(5)(7)	2.8%	3,103,021	3,747,476	(5)(7)	3,103,021	-	*	-
Farallon Capital Partners, L.P.	2,880,549	(6)	2.2%	2,385,560	2,880,549	(6)	2,385,560	-	*	-

*	Less than 1 percent

(1)	Number of shares of common stock held by Farallon Capital (AM) Investors, L.P. (“FCAMI”) includes (i) 189,001 shares held directly by FCAMI and (ii) 49,325 shares issuable upon the exercise of 197,301 Public Warrants held FCAMI.

(2)	Number of shares of common stock held by Farallon Capital Institutional Partners II, L.P. (“FCIP II”) includes (i) 549,469 shares held directly by FCIP II and (ii) 143,492 shares issuable upon the exercise of 573,969 Public Warrants held by FCIP II.

(3)	Number of shares of common stock held by Farallon Capital Institutional Partners, III, L.P. (“FCIP III”) includes (i) 360,567 shares held directly by FCIP III and (ii) 94,167 shares issuable upon the exercise of 376,667 Public Warrants held FCIP III.

(4)	Number of shares of common stock held by Four Crossings Institutional Partners V, L.P. (“FCIP V”) includes (i) 515,296 shares held directly by FCIP V and (ii) 134,524 shares issuable upon the exercise of 538,096 Public Warrants held by FCIP V.

(5)	Number of shares of common stock held by Farallon Capital Institutional Partners, L.P. (“FCIP”) includes (i) 2,971,721 shares held directly by FCIP and (ii) 775,755 shares issuable upon the exercise of 3,103,021 Public Warrants held FCIP.

(6)	Number of shares of common stock held by Farallon Capital Partners, L.P. (“FCP”) includes (i) 2,284,159 shares held directly by FCP and (ii) 596,390 shares issuable upon the exercise of 2,385,559 Public Warrants held by FCP.

(7)	Farallon Partners, L.L.C. (“FPLLC”), as the general partner of FCP, FCIP, FCIP II, FCIP III, and FCAMI (the “FPLLC Entities”) and the sole member of FCIP V GP (as defined below), may be deemed to beneficially own such shares of our common stock held by the Selling Stockholders, and the shares of common stock that may be issuable to each of the Selling Stockholders upon the exercise of the Public Warrants held by them. Farallon Institutional (GP) V, L.L.C. (“FCIP V GP”), as the general partner of FCIP V, may be deemed to beneficially own the shares of our common stock owned by FCIP V, and the shares of common stock that may be issuable to FCIP V upon the exercise of the Public Warrants held by FCIP V. Each of Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, David T. Kim, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., William Seybold, Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly (collectively, the “Farallon Managing Members”), as a (i) managing member or senior managing member, as the case may be, of FPLLC or (ii) manager or senior manager, as the case may be, of FCIP V GP, in each case with the power to exercise investment discretion with respect to the shares that may be deemed to be beneficially owned by FPLLC or FCIP V GP, may be deemed to beneficially own such shares of our common stock held by the Selling Stockholders, and the shares of common stock issuable upon the exercise of the Public Warrants held by the Selling Stockholders. Each of FPLLC, FCIP V GP and the Farallon Managing Members disclaims beneficial ownership of any such shares of our common stock held by the Selling Stockholders, and the shares of common stock issuable upon the exercise of the Public Warrants held by the Selling Stockholders. The address for each of the Selling Stockholders, and the other entities and individuals identified in this footnote is One Maritime Plaza, Suite 2100, San Francisco, California 94111.

Material Relationship with the Selling Stockholders

In connection with the Business Combination and concurrently with the execution of the merger agreement related thereto, we entered into subscription agreements with the Selling Stockholders for a private placement (the “PIPE Investment”) of our shares of common stock, pursuant to which the Company issued and sold to the Selling Stockholders an aggregate of 7,174,163 shares of common stock for an aggregate purchase price of approximately $75.0 million immediately prior to the consummation of the Business Combination at a price per share equal to $10.45352229 (the “Reference Price”). In addition, pursuant to the subscription agreements, the Selling Stockholders received an option to purchase up to $25.0 million of additional shares of common stock, exercisable at the Reference Price, which option expired in November 2020. In connection with the PIPE Investment, we issued to the Selling Stockholders an aggregate of 7,174,163 Public Warrants. The Selling Stockholders received a fee for each Public Warrant equal to the cash payable per each Warrant held by unaffiliated Public Warrant holders in connection with the warrant amendment adopted as part of the Business Combination, in an amount equal to $1.60.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax consequences of the acquisition, holding, and disposition of common stock and Warrants registered hereunder and our qualification and taxation as a REIT. This discussion assumes that holders will hold our common stock and Warrants as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not apply to any Selling Stockholders (or any person whose adjusted tax basis in its common stock or Warrants is determined, in whole or in part, by reference to any Selling Stockholder’s adjusted tax basis in its common stock or Warrants) or holders of Company Private Placement Warrants.

This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, and except as otherwise discussed below, the special tax rules that may apply to certain types of investors, such as:

•	banks or financial institutions;

•	insurance companies;

•	brokers, dealers or traders in securities, commodities or currencies;

•	traders that elect to use a mark-to-market method of accounting;

•	persons holding securities as part of a “straddle,” hedge, integrated transaction or similar transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	U.S. expatriates or former long-term residents of the United States;

•	partnerships or other pass-through entities for U.S. federal income tax purposes and any beneficial owners of such entities;

•	“S” corporations;

•	regulated investment companies;

•	real estate investment trusts;

•	grantor trusts;

•	holders who receive common stock through the exercise of employee stock options or otherwise as compensation;

•	persons holding a 10% or more (by vote or value) beneficial interest in us;

•	except as expressly set forth below, Non-U.S. Holders (as defined below); and

•	tax-exempt entities.

If you are an entity or arrangement treated as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners generally will depend on the status of your partners and your activities. If you are a partnership or a partner in a partnership, you should consult your tax advisor as to the U.S. federal tax consequences of acquiring, owning and disposing of common stock or Warrants.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations as of the date hereof, all of which are subject to differing interpretations or change, possibly on a retroactive basis. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income tax (such as gift and estate taxes).

THE FOLLOWING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE POTENTIAL TAX CONSEQUENCES TO HOLDERS OF COMMON STOCK OR WARRANTS. THE U.S. FEDERAL INCOME TAX TREATMENT TO THE HOLDERS DESCRIBED HEREIN WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF COMMON STOCK AND WARRANTS.

U.S. Holders

For purposes of this discussion, a U.S. Holder is a beneficial owner of common stock or a Warrant who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A Non-U.S. Holder is a beneficial owner of common stock or a Warrant that is not a U.S. Holder and is not an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

Taxation of Us-General

We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 2019. We believe that we have been organized and have been operated, and we intend to continue to operate, in a manner that will allow us to qualify for taxation as a REIT under the Code.

We have received an opinion of Bryan Cave Leighton Paisner LLP (“BCLP”) to the effect that, commencing with the beginning of our taxable year ended December 31, 2019 and through the date hereof, we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and our current and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code for our taxable year ending December 31, 2019 and each taxable year thereafter. It must be emphasized that the opinion of BCLP is based on various assumptions relating to our organization and operation, including that all factual representations and statements set forth in all relevant documents, records and instruments are true and correct and that we will at all times operate in accordance with the method of operation described in our organizational documents, this prospectus, and other relevant documents. Additionally, the opinion of BCLP is conditioned upon factual representations and covenants made by our management, regarding our organization, assets, present and future conduct of our business operations and our ability to meet the various requirements for qualification as a REIT, and assumes that such representations and covenants are accurate and complete and that we will take no action that could adversely affect our qualification as a REIT. While we believe we are organized and operate and intend to continue to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances or applicable law, no assurance can be given by BCLP or us that we will be able to qualify as a REIT or, if we so qualify, that we will be able to maintain our status as a REIT. BCLP will have no obligation to advise us or the holders of common stock or Warrants of any subsequent change in the matters stated, represented or assumed in rendering its opinion or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, or any court, and no assurance can be given that the IRS will not challenge the conclusions set forth in BCLP’s opinion.

Qualification and taxation as a REIT depends on our ability to meet, on a continuing basis, through actual results of operations, distribution levels, diversity of share ownership and various qualification requirements imposed upon REITs by the Code, the compliance with which will not be reviewed by BCLP. In addition, our ability to qualify as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which we invest. Our ability to qualify as a REIT also requires that we satisfy certain asset and income tests, some of which depend upon the fair market values of assets directly or indirectly owned by us or which serve as security for loans made by us. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy the requirements for qualification and taxation as a REIT.

Taxation of REITs in General

As indicated above, qualification and taxation as a REIT depends on our ability to meet, on a continuing basis, through actual results of operations, distribution levels, diversity of share ownership and various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below, under “- Requirements for Qualification as a REIT.” While we believe that we have operated and will continue to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification as a REIT or that we will be able to operate in accordance with the REIT requirements in the future. See “- Failure to Qualify.”

Provided that we qualify as a REIT, we generally will be entitled to a deduction for dividends that we pay and, therefore, will not be subject to U.S. federal corporate income tax on our net taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” with respect to distributed income at the corporate and stockholder levels that results generally from investment in a “C” corporation. Rather, income generated by a REIT and distributed to its stockholders generally is taxed only at the stockholder level, upon a distribution of dividends by the REIT. See “- Taxation of Taxable U.S. Holders of Common Stock and Warrants.”

Even if we qualify for taxation as a REIT, however, we will be subject to U.S. federal income taxation as follows:

•	We will be taxed at regular U.S. federal corporate income tax rates on any undistributed income, including undistributed net capital gains.

•	If we have net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “- Prohibited Transactions” and “- Foreclosure Property” below.

•	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as “foreclosure property,” we may thereby avoid (a) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (b) the inclusion of any income from such property not qualifying for purposes of the gross income tests discussed below, but the income from the sale or operation of the property will generally be subject to income tax at the corporate tax rate.

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount equal to (a) the greater of (1) the amount by which we fail the 75% gross income test or (2) the amount by which we fail the 95% gross income test, as the case may be, multiplied by (b) a fraction intended to reflect our profitability.

•	If we fail to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% asset tests (discussed below) that does not exceed a statutory de minimis amount as described more fully below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the product of the highest corporate tax rate and the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset tests.

•	If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and the violation is due to reasonable cause and not willful neglect, we may be able to retain our REIT qualification in certain circumstances but we will be required to pay a penalty of $50,000 for each such failure.

•	If we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year and (c) any undistributed taxable income from prior periods (the foregoing sum is referred to as the required distribution), we will be subject to a 4% excise tax on the excess of the required distribution over the sum of (1) the amounts actually distributed (taking into account excess distributions from prior years), plus (2) retained amounts on which income tax is paid at the corporate level.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders, as described below in “- Requirements for Qualification as a REIT.”

•	A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between us and any taxable REIT subsidiary (“TRS”) we may own if, and to the extent, that the IRS successfully adjusts the reported amounts of these items.

•	If we acquire appreciated assets from a corporation that is not a REIT (or from another REIT that acquired appreciated assets from a corporation that is not a REIT) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the non-REIT corporation, we will be subject to tax on such appreciation at the corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the 5-year period following their acquisition by us (or such other REIT) from the non-REIT corporation. Certain assets acquired by us from the Predecessor Companies in connection with the Business Combination will be subject to this rule.

•	We generally will be subject to tax on the portion of any excess inclusion income derived from an investment in residual interests in real estate mortgage investment conduits, or “REMICs,” to the extent our stock is held by specified tax-exempt organizations not subject to tax on unrelated business taxable income. Similar rules will apply if we own an equity interest in a taxable mortgage pool. To the extent that we own a REMIC residual interest or a taxable mortgage pool through a TRS, we will not be subject to this tax.

•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid its proportionate share of the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder’s basis in such holder’s Broadmark Realty stock. Stockholders that are U.S. corporations will also be required to appropriately adjust their earnings and profits for the retained capital gains in accordance with U.S. Treasury regulations to be promulgated.

•	We will have subsidiaries or own interests in other lower-tier entities that are “C” corporations, including TRSs, the earnings of which would be subject to U.S. federal corporate income tax.

In addition, we may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state and local income, franchise, property and other taxes. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association:

•	that is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable stock or by transferable certificates of beneficial interest;

•	that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

•	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

•	the beneficial ownership of which is held by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;

•	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, taking into account certain constructive ownership rules described in the Code, by five or fewer “individuals” (as defined in the Code to include specified entities);

•	which meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions; and

•	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked.

The Code provides that the first through fourth conditions must be met during the entire taxable year. The fifth and sixth conditions do not need to be satisfied for the first taxable year for which an election to become a REIT has been made, which was our taxable year ending December 31, 2019. Our charter will provide restrictions regarding the ownership and transfer of our stock, which are intended, among other purposes, to assist in satisfying the share ownership requirements described in the fifth and sixth conditions. For purposes of the sixth condition, an “individual” generally includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust.

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our stock. To do so, we must demand written statements each year from certain stockholders that such stockholders disclose the actual owners of their stock (i.e., the persons required to include in gross income the dividends paid by us). A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. Failure by us to comply with these record-keeping requirements could subject us to monetary penalties. If we satisfy these requirements and after exercising reasonable diligence would not have known that the sixth condition is not satisfied, we will be deemed to have satisfied such condition. A stockholder that fails or refuses to comply with the demand for a written statement from a REIT is required by U.S. Treasury regulations to submit a statement with its tax return disclosing the actual ownership of the stock and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We satisfy this requirement.

Effect of Subsidiary Entities

Ownership of Partnership Interests

In the case of a REIT that is a partner in a partnership, U.S. Treasury regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. In addition, the assets and gross income of the partnership generally are deemed to retain the same character in the hands of the REIT. Consequently, to the extent that Broadmark Realty directly or indirectly holds a preferred or other equity interest in a partnership, the partnership’s assets and operations may affect our ability to qualify as a REIT, even though Broadmark Realty may have no control or only limited influence over the partnership.

Disregarded Subsidiaries

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs, as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS, that is wholly owned by a REIT, by other disregarded subsidiaries of the REIT or by a combination of the two. Single member limited liability companies that are wholly owned by a REIT and that do not affirmatively elect to be treated as corporations generally are also disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the gross income and asset tests. Disregarded subsidiaries, along with partnerships in which Broadmark Realty holds an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary ceases to be wholly owned by Broadmark Realty (for example, if any equity interest in the subsidiary is acquired by a person other than Broadmark Realty or another disregarded subsidiary of Broadmark Realty), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “- Asset Tests” and “- Gross Income Tests.”

Taxable REIT Subsidiaries

A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, such an entity generally would be subject to corporate income tax on its earnings, which may reduce the cash flow generated by Broadmark Realty and its subsidiaries in the aggregate and our ability to make distributions to our stockholders.

A REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes as income the dividends, if any, that it receives from the subsidiary or the gain that it recognizes from the sale or other disposition of the subsidiary’s stock. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of a TRS in determining the parent REIT’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries or render commercially unfeasible (for example, activities that give rise to certain categories of income such as non-qualifying hedging income or inventory sales). If dividends are paid to Broadmark Realty by one or more of its TRSs, then a portion of the dividends that we distribute to stockholders who are taxed at individual rates generally will be eligible for taxation at preferential qualified dividend income tax rates rather than at ordinary income rates (but will not be eligible for the 20% deduction described below). See “- Taxation of Taxable U.S. Holders of Common Stock and Warrants” and “- Annual Distribution Requirements.”

Certain restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. For example, if amounts are paid to a REIT or deducted by a TRS due to transactions between a REIT, its tenants and/or the TRS, that exceed the amount that would be paid to or deducted by a party in an arm’s-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. In addition, a TRS is not permitted to manage a lodging facility or a health care facility.

Broadmark Realty and BRMK Management, Corp. (formerly known as Trinity) have elected for BRMK Management, Corp. to be treated as a TRS as BRMK Management, Corp. will provide certain investment management services with respect to the assets of Broadmark Realty, as well as third parties, and income from investment management services provided to third parties is not qualifying income for purposes of the 75% or 95% gross income tests. Broadmark Realty may form or acquire equity interests in additional TRSs in the future.

Gross Income Tests

In order to maintain our qualification as a REIT, we must annually satisfy two gross income tests. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions” and certain hedging and non-U.S. currency transactions, must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgage loans on real property or qualified temporary investment income. Qualifying income for purposes of the 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by a mortgage on real property or on an interest in real property;

•	dividends or other distributions on, and gain (not derived from a “prohibited transaction”) from the sale of, stock in other REITs;

•	gain from the sale of real estate assets (other than a nonqualified publicly offered REIT debt instrument);

•	income and gain derived from foreclosure property;

•	amounts, such as commitment fees, received in consideration for entering into an agreement to make a loan secured by real property, unless such amounts are determined by income or profits;

•	income derived from a REMIC in proportion to the real estate assets held by the REMIC, unless at least 95% of the REMIC’s assets are real estate assets, in which case all of the income derived from the REMIC; and

•	income derived from certain kinds of temporary investments.

Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging and non-U.S. currency transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

Interest Income

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the obligation is secured by a mortgage on real property or on an interest in real property. If a mortgage is secured by both real property and personal property and the value of the personal property does not exceed 15% of the aggregate value of the property securing the mortgage, the mortgage is treated as secured solely by real property for this purpose. If we receive interest income with respect to a mortgage loan that is secured by both real property and personal property and the value of the personal property securing the mortgage exceeds 15% of the value of all property securing the mortgage and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we originated or acquired the mortgage loan, the interest income will be apportioned between the real property and the personal property, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property.

To the extent that a REIT is required to apportion its interest income between real property and personal property, the apportionment is based on a fraction, the numerator of which is the value of the real property securing the loan, determined when the REIT commits to originate or acquire the loan, and the denominator of which is the highest “principal amount” of the loan during the year. Even if a loan is not secured by real property or is under secured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

Although we will endeavor to accurately determine the values of the real property securing our loans at the time we acquire or commit to acquire such loans, such values may not be susceptible to a precise determination and will be determined based on the information available to us at such time. If the IRS were to successfully challenge our valuations of such assets and such revaluations resulted in a higher portion of our interest income being apportioned to property other than real property, depending on our other sources of gross income, we could fail to meet the 75% gross income test. If we do not meet this test, we could potentially cease to qualify as a REIT or may be required to pay a penalty tax to the IRS as described above under “- Taxation of REITs in General.”

In addition, if we modify any of our distressed debt investments by agreement with the borrower, and if the modification is treated as a “significant modification” under the applicable U.S. Treasury regulations, the modified debt will be considered to have been reissued to us in a debt-for-debt exchange with the borrower. In that event, we generally may be required to reapportion the interest income to the real property security based on the value of the real property at the time of the modification, which value may have decreased materially. In Revenue Procedure 2014-51, the IRS provided a safe harbor under which a REIT is not required to reapportion the interest income on a mortgage loan upon a modification of the loan if the modification was occasioned by a default or would present a substantially reduced risk of default, and certain other requirements are met. Revenue Procedure 2014-51 may therefore allow us to modify certain of our distressed debt investments without adversely affecting the qualification of interest income from such debt investments for purposes of the 75% gross income test. However, we may enter into modifications of distressed debt investments that do not qualify for the safe harbor provided in Revenue Procedure 2014-51, which could adversely affect our ability to continue to satisfy the 75% gross income test.

We may, on a select basis, purchase mezzanine loans, which are loans secured by equity interests in a pass-through entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. In Revenue Procedure 2003-65, the IRS provided a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests described below, and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We intend to structure any investments in mezzanine loans in a manner that generally complies with the various requirements applicable to our qualification as a REIT. However, to the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, there can be no assurance that the IRS will not challenge the tax treatment of those loans.

We may also, on a select basis, enter into sale-leaseback transactions. It is possible that the IRS could take the position that specific sale-leaseback transactions that we treat as true leases are financing arrangements or loans rather than true leases for federal income tax purposes. Recharacterization of a sale-leaseback transaction as a financing arrangement or loan could cause us to fail the gross income tests or asset tests and, consequently, jeopardize our REIT status.

Dividend Income

Broadmark Realty may receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions generally constitute qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Any dividends received by us from a REIT will be qualifying income in our hands for purposes of both the 95% and 75% gross income tests.

Hedging Transactions

In the future, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by U.S. Treasury regulations, any income from a hedging transaction will not constitute gross income for purposes of the 75% or 95% gross income tests if we properly identify the transaction as specified in applicable U.S. Treasury regulations and we enter into such transaction (i) in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, or (ii) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.

Failure to Satisfy the Gross Income Tests

We intend to monitor our sources of income, including any non-qualifying income received by us, so as to ensure our compliance with the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Code. These relief provisions generally will be available if our failure to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, we set forth a description of each item of our gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the U.S. Treasury regulations. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above under “- Taxation of REITs in General,” even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which we fail to satisfy the particular gross income test.

Phantom Income

Due to the nature of the assets in which we will invest, we may be required to recognize taxable income from certain of our assets in advance of our receipt of cash flow from or proceeds from disposition of such assets, and we may be required to report taxable income in early periods that exceeds the economic income ultimately realized with respect to such assets.

We may acquire assets in the secondary market for less than their face amount and recognize market discount income. It is also likely that we will invest in debt instruments requiring us to accrue the difference between the instrument’s stated redemption price at maturity and its issue price as determined for U.S. federal income tax purposes (such excess, “original issue discount,” or “OID”). These assets may generate taxable income in excess of economic income or in advance of the corresponding cash flow from the assets referred to as “phantom income.” We may also be required under the terms of any indebtedness that we incur to use cash received from interest payments to make principal payments on that indebtedness, with the effect that we will recognize income but will not have a corresponding amount of cash available for distribution to our stockholders.

Due to each of these potential differences between income recognition or expense deduction and related cash receipts or disbursements, there is a risk that we may have substantial taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other actions to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized. See “- Annual Distribution Requirements.”

Asset Tests

At the close of each calendar quarter, we must also satisfy five tests relating to the nature of our assets.

•	First, at least 75% of the value of our total assets must be represented by some combination of:

•	cash and cash items;

•	U.S. government securities;

•	interests in real property;

•	interests in mortgage loans secured by real property or interests in real property;

•	stock (or transferable certificates of beneficial interest) in other REITs;

•	debt instruments issued by publicly offered REITs;

•	temporary investments in stock and debt instruments attributable to the investment of new capital; and

•	regular or residual interests in a REMIC. However, if less than 95% of the assets of a REMIC consist of assets that are qualifying real estate-related assets under the U.S. federal income tax laws, determined as if we held such assets, we will be treated as holding directly our proportionate share of the assets of such REMIC.

•	Second, of our investments not included in the 75% asset class, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our assets (referred to herein as the “5% asset test”).

•	Third, of our investments not included in the 75% asset class, we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value (referred to herein as the “10% vote test,” the “10% value test” or together, the “10% asset test”).

•	Fourth, of our investments not included in the 75% asset class, the aggregate value of all securities of TRSs held by us may not exceed 20% of the value of our gross assets.

•	Fifth, of our investments not included in the 75% asset class, debt instruments issued by publicly offered REITs, if they would not otherwise qualify as “real estate assets,” cannot exceed 25% of the value of our total assets.

The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries. The 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code, including but not limited to any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (i) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test; (ii) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership for purposes of the 10% value test if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% gross income test; and (iii) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership for purposes of the 10% value test to the extent of the REIT’s interest as a partner in the partnership.

After initially meeting the asset tests at the close of any quarter, we will not lose our qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire or increase our ownership interest in securities during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. We will monitor the value of Broadmark Realty’s investments in its TRSs to ensure compliance with the rule that no more than 20% of the value of its assets may consist of TRS stock and securities. If we fail the 5% asset test or the 10% vote or value asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets (generally within six months after the last day of the quarter in which our identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000. If we fail any of the other asset tests or our failure of the 5% and 10% asset tests is in excess of the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000, as long as such failure was due to reasonable cause and not willful neglect, we may be permitted to avoid disqualification as a REIT, after the 30 day cure period, by taking steps including the disposition of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which our identification of the failure to satisfy the REIT asset test occurred) and paying a tax equal to the greater of $50,000 or the product of the highest corporate income tax rate and the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset test.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

•	the sum of:

•	90% of our “REIT taxable income” (computed without regard to the deduction for dividends paid and our net capital gains); and

•	90% of the net income (after tax), if any, from foreclosure property (as described below); minus

•	the sum of specified items of non-cash income that exceeds a percentage of our income.

These distributions must be paid in the taxable year to which they relate or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to stockholders of record on a specified date in any such month and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each stockholder on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for the year and be paid with or before the first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to our stockholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement. To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may, subject to limitations, reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements.

Except for distributions by “publicly offered REITs,” distributions must not be “preferential dividends” in order for such distributions to be counted towards the distribution requirement. A dividend is not a preferential dividend if it is pro rata among all outstanding stock within a particular class and is in accordance with the preferences among different classes of stock as set forth in the REIT’s organizational documents. We believe that we are and will continue to be a publicly offered REIT and, therefore, will not be subject to this limitation.

To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. In addition, we may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, our stockholders would include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit for their proportionate share of the tax paid by us. Our stockholders would then increase the adjusted basis of their stock in Broadmark Realty by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares.

If we fail to distribute during each calendar year at least the sum of:

•	85% of our REIT ordinary income for such year,

•	95% of our REIT capital gain net income for such year, and

•	any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the sum of (i) the amounts actually distributed (taking into account excess distributions from prior periods) and (ii) the amounts of income retained on which we have paid corporate income tax. We intend to make timely distributions so that we are not subject to the 4% excise tax.

It is possible that we, from time to time, may not have sufficient cash to meet the distribution requirements due to timing differences between (i) the actual receipt of cash, including receipt of distributions from Broadmark Realty’s subsidiaries and (ii) the inclusion of items in income by Broadmark Realty for U.S. federal income tax purposes. For example, we may acquire debt instruments or notes with OID, such that we will be required to include in our income a portion of the OID each year that the instrument is held before we receive any corresponding cash. In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable in-kind distributions of property, including taxable stock dividends. In the case of a taxable stock dividend, stockholders would be required to include the dividend as income and would be required to satisfy the tax liability associated with the distribution with cash from other sources including sales of common stock. Both a taxable stock distribution and sale of common stock resulting from such distribution could adversely affect the price of common stock.

If we fail to meet the distribution requirement in any taxable year, including if we do not have sufficient funds to make the required distribution, we generally would cease to qualify as a REIT. We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing our qualification as a REIT or being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Recordkeeping Requirements

We are required to maintain records and request on an annual basis information from certain stockholders. These requirements are designed to assist us in determining the actual ownership of our outstanding stock and maintaining our qualification as a REIT.

Prohibited Transactions

Net income we derive from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business (i.e., “dealer property”) by a REIT, by a pass-through subsidiary in which the REIT holds an equity interest or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to the REIT. We intend to conduct our operations so that no asset owned directly by Broadmark Realty or indirectly through its pass-through subsidiaries will be held as inventory or primarily for sale to customers in the ordinary course of business. However, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on the particular facts and circumstances. No assurance can be given that any particular asset in which Broadmark Realty holds a direct or indirect interest will not be treated as property held as inventory or primarily for sale to customers or that certain safe harbor provisions of the Code that prevent such treatment will apply. The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate income tax rates.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property:

•	that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure or having otherwise reduced the property to ownership or possession by agreement or process of law after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property;

•	for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated; and

•	for which such REIT makes a proper election to treat the property as foreclosure property.

REITs generally are subject to tax at the corporate rate on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT. If we anticipate receiving any income that is not qualifying income for purposes of the 75% gross income test as a result of a foreclosure, we intend to elect, if eligible, to treat the related property as foreclosure property.

Failure to Qualify

In the event that we violate a provision of the Code that would result in our failure to continue to qualify as a REIT, we may nevertheless continue to qualify as a REIT. Specified relief provisions may be available to us to avoid such disqualification if:

•	the violation is due to reasonable cause and not due to willful neglect;

•	we pay a penalty of $50,000 for each failure to satisfy a requirement for qualification as a REIT; and

•	the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available).

This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause. If we fail to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Code apply, we will be subject to tax on our taxable income at the regular corporate rate. Distributions to our stockholders in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, and, subject to limitations of the Code, distributions to our stockholders generally will be taxable, in the case of our stockholders who are individual U.S. Holders, as “qualified dividend income” at the maximum tax rate applicable to long-term capital gains, and dividends in the hands of our corporate U.S. Holders may be eligible for the dividends received deduction. However, distributions to individual U.S. Holders during any year in which we are not a REIT will not be eligible for the deduction equal to 20% of the amount of such dividends described below. Unless we are entitled to relief under specific statutory provisions, we will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether, in all circumstances, we will be entitled to statutory relief. We would also fail to qualify as a REIT in the event we were treated under applicable U.S. Treasury regulations as a successor to another REIT whose qualification as a REIT was previously terminated or revoked. If a Predecessor Company failed to qualify as a REIT prior to the consummation of the Business Combination, it is possible that we would be treated as a successor REIT under the foregoing rules and thus unable to qualify as a REIT.

Taxation of Taxable U.S. Holders of Common Stock and Warrants

This section summarizes the taxation of U.S. Holders who hold common stock or Warrants that are not tax-exempt organizations.

Distributions

Provided that we qualify as a REIT, distributions made to our taxable U.S. Holders out of our current or accumulated earnings and profits, and not designated as capital gain dividends, generally will be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. Dividends received from REITs generally are not eligible to be taxed at the preferential qualified dividend income rates applicable to non-corporate U.S. Holders who receive dividends from taxable subchapter “C” corporations.

In addition, distributions from us that are designated as capital gain dividends will be taxed to U.S. Holders as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. Holder has held common stock. To the extent that we elect under the applicable provisions of the Code to retain our net capital gains, U.S. Holders will be treated as having received, for U.S. federal income tax purposes, their proportionate share of our undistributed capital gains as well as a corresponding credit for their proportionate share of the taxes paid by us on such retained capital gains. U.S. Holders will increase their adjusted tax basis in common stock by the difference between their proportionate share of such retained capital gain and their proportionate share of the tax paid by us. Long-term capital gains generally are taxable at reduced maximum federal rates in the case of U.S. Holders taxed at the rates applicable to individuals, and ordinary income rates for U.S. Holders taxed at the rates applicable to corporations.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a U.S. Holder to the extent that they do not exceed the adjusted tax basis of our shares in respect of which the distributions were made, but rather will reduce the adjusted tax basis of those shares. To the extent that such distributions exceed the adjusted tax basis of an individual U.S. Holder’s shares, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend declared by us in October, November or December of any year and payable to a U.S. Holder of record on a specified date in any such month will be treated as both paid by us and received by the U.S. Holder on December 31 of such year, provided that the dividend is actually paid by us before the end of January of the following calendar year.

With respect to U.S. Holders who are taxed at the rates applicable to individuals, we may elect to designate a portion of our distributions paid to such U.S. Holders as “qualified dividend income.” A portion of a distribution that is properly designated as qualified dividend income is taxable to such U.S. Holders at the same rates as capital gain, provided that the U.S. Holder has held the common stock with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such common stock became ex-dividend with respect to the relevant distribution. The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

•	the qualified dividend income received by us during such taxable year from certain non-REIT “C” corporations (including any TRS in which we may own an interest);

•	the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by us with respect to such undistributed REIT taxable income; and

•	the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction or conversion transaction from a non-REIT “C” corporation over the U.S. federal income tax paid by us with respect to such built-in gain.

In addition, the total amount of dividends that we may designate as “qualified dividend income” or “capital gain dividends” may not exceed our dividends paid for the taxable year. Generally, dividends that we receive will be treated as qualified dividend income for purposes of the first bullet above if the dividends are received from a domestic “C” corporation (other than a REIT or an entity taxed as a regulated investment company, or “RIC,” for U.S. federal income tax purposes), any TRS that Broadmark Realty may form, or a “qualified foreign corporation” and specified holding period and other requirements are met.

Dividends received by non-corporate U.S. Holders from us that are neither attributable to “qualified dividend income” nor designated as “capital gain dividends” will be eligible for a deduction equal to 20% of the amount of such dividends in taxable years beginning before January 1, 2026.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may, subject to limitations, reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “- Annual Distribution Requirements.” Such losses, however, are not passed through to U.S. Holders and do not offset income of U.S. Holders from other sources, nor do they affect the character of any distributions that are actually made by us, which generally are subject to tax in the hands of U.S. Holders to the extent that we have current or accumulated earnings and profits.

Dispositions of Common Stock and Warrants

In general, a U.S. Holder will realize gain or loss upon the sale or other taxable disposition of common stock or Warrants in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. Holder’s adjusted tax basis in the common stock or Warrants, as applicable, at the time of the disposition. In general, a U.S. Holder’s adjusted tax basis will equal the U.S. Holder’s acquisition cost, and in the case of common stock, increased by the excess of net capital gains deemed distributed to the U.S. Holder (discussed above) less tax deemed paid on such gain, and reduced by distributions in excess of our current and accumulated earnings and profits as described above under “- Distributions.” In general, capital gains and losses recognized by a U.S. Holder upon the disposition of common stock or Warrants will be treated as long-term capital gains and losses if the common stock or Warrants, as applicable, have been held for more than one year at the time of disposition and will be treated as short-term capital gains and losses if the common stock or Warrants, as applicable, have been held for one year or less at the time of disposition.

In general, long-term capital gains recognized by non-corporate U.S. Holders upon the sale or disposition of common stock or Warrants will be subject to a reduced maximum U.S. federal income tax rate, and short-term capital gains will be taxed at ordinary income rates. Gains recognized by U.S. Holders that are corporations are subject to U.S. federal income tax at the regular corporate rate, whether or not classified as long-term capital gains.

Capital losses generally are available only to offset capital gain income of the U.S. Holder but not ordinary income (except in the case of non-corporate taxpayers, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of common stock by a U.S. Holder who has held the stock for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that were required to be treated by the U.S. Holder as long-term capital gain. U.S. Holders are advised to consult with their tax advisors with respect to their capital gain tax liability with respect to a sale of common stock or Warrants.

If an investor recognizes a loss upon a subsequent disposition of our common stock or Warrants in an amount that exceeds a prescribed threshold, it is possible that the provisions of U.S. Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are broadly written and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our common stock or Warrants or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest Limitations

Distributions made by us and gain arising from the sale or exchange by a U.S. Holder of our common stock or Warrants will not be treated as passive activity income. As a result, U.S. Holders will not be able to apply any “passive losses” against income or gain relating to common stock or Warrants. Distributions made by us, to the extent they do not constitute a return of capital or capital gains, generally will be treated as investment income for purposes of computing the investment interest limitation. A U.S. Holder that elects to treat capital gain dividends, capital gains from the disposition of stock or qualified dividend income as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts.

Medicare Tax

Certain U.S. Holders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on dividends and other income, including capital gain from the sale or disposition of our common stock or Warrants.

Exercise or Lapse of a Warrant

Except as discussed below with respect to the cashless exercise of a Warrant, you generally will not recognize taxable gain or loss as a result of the acquisition of common stock upon exercise of a Warrant. Your tax basis in each share of common stock received upon exercise of Warrants generally will be an amount equal to the sum of your initial tax basis in such Warrants and the exercise prices. Your holding period for the common stock received upon exercise of such Warrants will begin on the date following the date of exercise (or possibly the date of exercise) of such Warrants and will not include the period during which you held such Warrant. If a Warrant is allowed to lapse unexercised, you generally will recognize a capital loss equal to your tax basis in such Warrant.

The tax consequences of a cashless exercise of Warrants are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either case, your basis in the common stock received would equal your basis in the Warrants exercised. If the cashless exercise were treated as not being a gain realization event, your holding period in the common stock would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the common stock would include your holding period in the Warrants exercised.

It is also possible that a cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized. In such event, you could be deemed to have surrendered a number of Warrants having an aggregate value (as measured by the excess of the fair market value of our common stock over the exercise price of the Warrants) equal to the exercise price for the total number of Warrants to be exercised (i.e., the Warrants underlying the number of shares of common stock actually received by you pursuant to the cashless exercise). You would recognize capital gain or loss in an amount equal to the difference between the fair market value of the Warrants deemed surrendered and your tax basis in the Warrants deemed surrendered. Such gain or loss would be long-term or short-term, depending on your holding period in the Warrants deemed surrendered. In this case, your initial tax basis in the common stock received would be expected to be equal to the sum of your tax basis in the Warrants exercised and the exercise price of such Warrants. Your holding period for the common stock would commence on the date following the date of exercise (or possibly the date of exercise) of the Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, you should consult your tax advisor regarding the tax consequences of a cashless exercise of Warrants.

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of shares of common stock for which the Warrant may be exercised or to the exercise price of the Warrant in certain circumstances, as discussed in the section of this prospectus entitled “Description of Capital Stock and Warrants--Warrants.” If you are a U.S. Holder of Warrants, you would be treated as receiving a constructive distribution from us if the adjustment increases your proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of common stock that would be obtained upon exercise) as a result of a distribution of cash to the holders of shares of common stock that is treated as a dividend, as described under “-Distributions” above. Such a constructive distribution would be subject to tax as an ordinary dividend as described under that section in the same manner as if you received a cash distribution from us.

Information Reporting and Backup Withholding

We or our paying agent must report annually to U.S. Holders and the IRS amounts paid to such holders on or with respect to our common stock during each calendar year, the amount of proceeds from the sale of our common stock, and the amount of tax, if any, withheld from such payments. A U.S. Holder will be subject to backup withholding on dividends paid on our common stock and proceeds from the sale of common stock at the applicable rate if the U.S. Holder is not otherwise exempt and (i) the holder fails to provide us or our paying agent with a correct taxpayer identification number, (ii) we or our paying agent is notified by the IRS that the holder provided an incorrect taxpayer identification number, (iii) we or our paying agent is notified by the IRS that the holder failed to properly report payments of interest or dividends or (iv) the holder fails to certify under penalty of perjury that it has provided a correct taxpayer identification number and has not been notified by the IRS that it is subject to backup withholding. A U.S. Holder generally may establish that it is exempt from or otherwise not subject to backup withholding by providing a properly completed IRS Form W-9 to us or our paying agent.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Taxation of Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of common stock and Warrants applicable to Non-U.S. Holders of common stock or Warrants. The discussion is based on current law and is for general information only. It addresses only selective and not all aspects of U.S. federal income taxation of Non-U.S. Holders. In addition, this discussion assumes that:

•	a Non-U.S. Holder will not have held more than 10% of our stock (taking into account applicable constructive ownership rules) at any time during the five-year period ending on the date on which such Non-U.S. Holder disposes of common stock or Warrants, as applicable, or receives distributions from us; and

•	each of the common stock and Warrants are and will continue to be “regularly traded” on an established securities market located in the United States within the meaning of the applicable Code provision and U.S. Treasury regulations (although there can be no assurance that this will continue to be the case).

Ordinary Dividends

Any distributions we make to Non-U.S. Holders with respect to shares of our common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the conduct of a trade or business within the United States of the Non-U.S. Holder, we generally will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless the Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of such Non-U.S. Holder’s eligibility for such reduced rate (on an applicable IRS Form W-8). Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. In addition, any portion of the dividends paid to Non-U.S. Holders that are treated as excess inclusion income will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. In the case of a taxable stock dividend with respect to which any withholding tax is imposed, we may have to withhold or dispose of part of the stock otherwise distributable in such dividend and use such stock or the proceeds of such disposition to satisfy the withholding tax imposed.

The withholding tax does not apply to dividends paid to Non-U.S. Holders that provide a Form W-8ECI, certifying that the dividends are effectively connected with their conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to U.S. federal income tax as if the Non-U.S. Holder were a U.S. resident. A Non-U.S. Holder that is a corporation that receives effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Non-Dividend Distributions

Any distribution not constituting a dividend will be treated first as reducing (but not below zero) a Non-U.S. Holder’s adjusted tax basis in such holder’s shares of common stock, or Warrants, as applicable, and, to the extent such distribution exceeds such holder’s adjusted tax basis, as gain realized from the sale or other disposition of the common stock, or Warrants, as applicable, that would be subject to the rules discussed below under “- Dispositions of Common Stock and Warrants.” Unless either (i) any gain is effectively connected with the conduct of a trade or business by such Non-U.S. Holder within the United States (or, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by such holder) or (ii) such Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, distributions by us which are not dividends will not be subject to U.S. federal income or withholding tax. If we cannot determine at the time at which a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, a Non-U.S. Holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits.

Capital Gain Dividends

Capital gain dividends received by Non-U.S. Holders from us generally are not subject to U.S. federal income or withholding tax, unless either (i) the receipt of such dividends are effectively connected with the conduct of a trade or business by such Non-U.S. Holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by such holder) or (ii) such Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met.

However, under Section 897 of the Code, a distribution made by us to a Non-U.S. Holder, to the extent attributable to gain from the disposition of a “U.S. real property interest” held by us directly or through pass-through or certain other subsidiaries, will be treated as an ordinary dividend subject to the rules discussed above under “- Ordinary Dividends.”

Dispositions of Common Stock and Warrants

Gain recognized by a Non-U.S. Holder from the sale of our common stock or Warrants (including gain recognized as a result of a Warrant’s exercise, if such exercise is a taxable event, as described above in “- Taxation of Taxable U.S. Holders of Common Stock and Warrants - Exercise or Lapse of a Warrant”) generally will not be subject to U.S. federal income or withholding tax, except in two cases: (i) if any gain is effectively connected with the conduct of a trade or business by such Non-U.S. Holder within the United States (or, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by such holder) or (ii) if such Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met.

Foreign Account Tax Compliance Act (“FATCA”)

FATCA imposes a 30% U.S. federal withholding tax on payments of dividends on our common stock made to (i) a “foreign financial institution,” as defined under such rules, unless such institution enters into an agreement with the U.S. Treasury Department to, among other things, collect and provide to it substantial information regarding such institution’s United States financial account holders, including certain account holders that are non-U.S. entities with United States owners or, in the case of a foreign financial institution in a jurisdiction that has entered into an intergovernmental agreement with the United States, such institution complies with the requirements of such agreement and (ii) a “non-financial foreign entity,” as defined under such rules, unless such entity provides the paying agent with a certification that it does not have any substantial United States owners or a certification identifying the direct and indirect substantial United States owners of the entity, unless in each case, an exemption applies.

While withholding under FATCA may also apply to payments of gross proceeds from a sale or other disposition of our common stock or Warrants, under proposed U.S. Treasury regulations, withholding on payments of gross proceeds is not required. Although such regulations are not final, applicable withholding agents may rely on the proposed regulations until final regulations are issued.

Information Reporting and Backup Withholding

Information returns may be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our common stock or Warrants. Non-U.S. Holders may have to comply with certification procedures to establish that such Non-U.S. Holders are not United States persons in order to avoid backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Investment in Real Property Tax Act (“FIRPTA”)

Non-U.S. Holders (other than certain non-U.S. pension funds) disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests (referred to as “U.S. real property holding corporation”), are generally subject to taxation under FIRPTA on the gain recognized on the disposition. Because U.S. real property interests do not generally include mortgage loans, we do not expect to be a U.S. real property holding corporation, although we cannot assure you that we will not become one in the future.

Even if we were to become a U.S. real property holding corporation, the FIRPTA tax does not apply to the disposition of stock in a REIT if the REIT is “domestically controlled.” A REIT is “domestically controlled” if less than 50% of the REIT’s stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT’s existence. We cannot assure you that we will qualify as a “domestically controlled” REIT. If we were to fail to so qualify, gain realized by Non-U.S. Holders on a sale of our common stock or Warrants would be subject to FIRPTA tax, unless our common stock or Warrants were regularly traded on an established securities market and the Non-U.S. Holder did not at any time during a specified testing period directly or indirectly own more than 10% of the value of our outstanding common stock. Prospective Non-U.S. Holders of our common stock or Warrants should consult their tax advisors regarding the application and effect of FIRPTA on an investment in us.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the tax laws, with or without retroactive application, could materially and adversely affect us and our stockholders. We cannot predict how changes in the tax laws might affect us or our stockholders. New legislation, U.S. Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT or the U.S. federal income tax consequences of such qualification.

State, Local and Non-U.S. Taxes

We, and the holders of our common stock or Warrants, may be subject to state, local or non-U.S. taxation in various jurisdictions, including those in which it or they transact business, own property or reside. The state, local or non-U.S. tax treatment of us and holders of our common stock or Warrants may not conform to the U.S. federal income tax treatment discussed above. Any non-U.S. taxes incurred by us would not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective holders of our common stock or Warrants should consult their tax advisors regarding the application and effect of state, local and non-U.S. income and other tax laws on an investment in us.

PLAN OF DISTRIBUTION

The Selling Stockholders may, from time to time, sell, transfer, distribute or otherwise dispose of certain of their shares of our common stock or warrants or interests therein on any stock exchange, market or trading facility on which the shares of our common stock or warrants, as applicable, are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Stockholders may use any one or more of the following methods when disposing of their shares of our common stock or Public Warrants or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	one or more underwritten offerings;

•	block trades in which the broker-dealer will attempt to sell the shares of our common stock or Public Warrants as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its accounts;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	distributions to their members, partners or shareholders;

•	short sales effected after the date of the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	in market transactions, including transactions on a national securities exchange or quotations service or over-the-counter market;

•	directly to one or more purchasers;

•	through agents;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares of common stock or Public Warrants at a stipulated price per share or Public Warrant;

•	a combination of any of the above methods of sale; and

•	any other legally permitted method of sale.

In connection with the sale of shares of our common stock or Public Warrants or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of shares of our common stock or Public Warrants in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our common stock or Public Warrants short and deliver these securities to close out their short positions, or loan or pledge shares of our common stock or Public Warrants to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into options or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares of common stock or Public Warrants offered by this prospectus, which shares or warrants such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Stockholders from the sale of shares of our common stock or Public Warrants offered by them will be the purchase price of shares of our common stock or Public Warrants less discounts or commissions, if any. The Selling Stockholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares of our common stock or Public Warrants to be made directly or through agents. We will not receive any of the proceeds from any offering by the Selling Stockholders.

The Selling Stockholders also may in the future resell a portion of their shares of our common stock or Public Warrants in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule, or pursuant to other available exemptions from the registration requirements of the Securities Act, in any case rather than pursuant to this prospectus.

The Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of shares of our common stock or Public Warrants or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of shares of our common stock or Public Warrants may be underwriting discounts and commissions under the Securities Act. If any Selling Stockholder is an “underwriter” within the meaning of Section 2(11) of the Securities Act, then the Selling Stockholder will be subject to the prospectus delivery requirements of the Securities Act. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with us and the Selling Stockholders, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.

To the extent required, shares of our common stock or Public Warrants to be sold, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable discounts, commissions, concessions or other compensation with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

To facilitate the offering of shares of our common stock and Public Warrants offered by the Selling Stockholders, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of shares of our common stock or Public Warrants. This may include over-allotments or short sales, which involve the sale by persons participating in the offering of more shares of our common stock or Public Warrants than were sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of shares of our common stock or Public Warrants by bidding for or purchasing shares of our common stock or Public Warrants in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if shares of our common stock or Public Warrants sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of shares of our common stock or Public Warrants at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

Under the subscription agreements for the PIPE Investment, we have agreed to indemnify the Selling Stockholders party thereto against certain liabilities that they may incur in connection with the sale of the securities registered hereunder, including liabilities under the Securities Act.

We have agreed to use our commercially reasonable efforts to (i) maintain the continuous effectiveness of this registration statement until all such securities have been disposed of by the Selling Stockholders and (b) file all reports, and provide all customary and reasonable cooperation, necessary to enable the Selling Stockholders to resell the shares of common stock and Public Warrants pursuant to this prospectus or under Rule 144 under the Securities Act (to the extent then available). The Selling Stockholders will pay any underwriting fees, discounts, selling commissions, stock transfer taxes and certain legal expenses relating to the offering.

Selling Stockholders may use this prospectus in connection with resales of shares of our common stock and Public Warrants. This prospectus and any accompanying prospectus supplement or post-effective amendment will identify the Selling Stockholders, the terms of the shares of our common stock or Public Warrants and any material relationships between us and the Selling Stockholders. Selling Stockholders may be deemed to be underwriters under the Securities Act in connection with shares of our common stock or Public Warrants they resell and any profits on the sales may be deemed to be underwriting discounts and commissions under the Securities Act. Unless otherwise set forth in a prospectus supplement or post-effective amendment, the Selling Stockholders will receive all the net proceeds from the resale of shares of our common stock or Public Warrants.

A Selling Stockholder that is an entity may elect to make an in-kind distribution of shares of our common stock or Public Warrants to its members, partners or shareholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus. To the extent that such members, partners or shareholders are not affiliates of ours, such members, partners or shareholders would thereby receive freely tradable shares of our common stock or Public Warrants pursuant to the distribution through a registration statement.

There can be no assurance that the Selling Stockholders will sell any or all of the shares of common stock and/or the Public Warrants offered by this prospectus.

LEGAL MATTERS

Bryan Cave Leighton Paisner LLP has reviewed the statements relating to certain U.S. federal income tax matters that are likely to be material to U.S. holders of our common stock under the caption “Material U.S. Federal Income Tax Considerations” and has passed upon the accuracy of those statements. Venable LLP, Baltimore, Maryland, has passed upon the validity of the shares of common stock offered by this prospectus. Gibson, Dunn & Crutcher LLP, New York, New York, has passed upon the validity of the Broadmark Realty warrants offered by this prospectus.

EXPERTS

The consolidated financial statements of the company as of December 31, 2020 and 2019 and for the year ended December 31, 2020 and for the period from November 15, 2019 to December 31, 2019 and the combined financial statements of the Predecessor Company Group for the period from January 1, 2019 to November 14, 2019, and for the year ended December 31, 2018 incorporated by reference in this prospectus from the company’s Annual Report on Form 10-K/A for the year ended December 31, 2020, and the effectiveness of the company’s internal control over financial reporting as of December 31, 2020, have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their reports which are incorporated by reference herein. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and file proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K with the SEC. Our filings with the SEC, including the filings that are incorporated by reference to this prospectus, are available to the public on the SEC’s website at www.sec.gov. We also make available through our website at www.broadmark.com, our annual reports, quarterly reports, current reports and other materials we file or furnish to the SEC as soon as reasonably practicable after we file such materials with the SEC. The information contained on or accessible through our corporate website or any other website that we may maintain is not incorporated by reference herein and is not part of this prospectus or the registration statement of which this prospectus is a part. Written requests for copies of the documents we file with the SEC should be directed to: Broadmark Realty Capital Inc., 1420 Fifth Avenue, Suite 2000, Seattle, Washington 98101, Attn: Corporate Secretary.

We have filed with the SEC a registration statement under the Securities Act with respect to the securities offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits. For further information about us and our securities, we refer you to the registration statement and to its exhibits. The full registration statement can be obtained from the SEC as indicated above.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus from the date of filing those documents. Any reports filed by us with the SEC on or after the date of this prospectus will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus. We have filed the documents listed below with the SEC under the Exchange Act, and these documents are incorporated herein by reference (other than information in such documents that is furnished and not deemed to be filed):

•	Our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 1, 2021, as amended by Amendment No. 1 on Form 10-K/A, filed with the SEC on March 2, 2021;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 filed with the SEC on May 10, 2021

•	Our Current Reports on Form 8-K filed with the SEC on January 14, 2021, January 27, 2021, February 25, 2021 (excluding the information furnished under Item 2.02 and the related exhibit) and March 3, 2021;

•	The description of our common stock contained in our Registration Statement on Form 8-A (File No. 001-39134), filed with the SEC on November 14, 2019, including any amendments or reports filed for the purpose of updating such description.

All documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date on which the registration statement that includes this prospectus was initially filed with the SEC (including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement) and until all offerings under this registration statement are completed or terminated (other than information in such documents that is furnished and not deemed to be filed) shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing of those documents.

We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus (other than the exhibits to such documents which are not specifically incorporated by reference therein); we will provide this information at no cost to the requester upon written or oral request to: Broadmark Realty Capital Inc., 1420 Fifth Avenue, Suite 2000, Seattle, Washington 98101, Attn: Corporate Secretary.